

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re: LaSalle Hotel Properties**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **File No. 001-14045**

Dear Mr. Weger:

We have reviewed your response letter dated December 10, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment in Hotel and Development Properties, page 23

1.   We note your response to our prior comment one. Your disclosure in the third paragraph on page 23 of your Form 10-K appears to be confusing given your use of the phrases "indicating impairment" and "impairment is indicated." Please revise future filings to ensure disclosure is clear as to whether impairment indictors existed and whether it was necessary to take an impairment charge.

Schedule 14A filed March 11, 2010

Annual Cash Incentive Bonus, page 23

2.   We note your response to comment 3 of our letter dated November 8, 2010. You note that Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. As you state that you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to the last sentence of Instruction 4 which states that while a registrant is not required to seek confidential treatment under the procedures in Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm, in that case the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address these issues.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at 202-551-3466 or Sonia Barros, Special Counsel, at 202-551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief